UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K/A

Amendment No. 2

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from             to

Commission File Number 1-12298

A.	Full title of the plan and the address of the plan, if different from that of the issuer below:

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGENCY CENTERS CORPORATION

One Independent Drive, Suite 114

Jacksonville, Florida 32202

(904) 598-7000

EXPLANATORY NOTE

The Registrant has amended the Form 11-K/A to provide the report date referenced in the consent from KPMG LLP. Except for the revised consent, this Amendment No. 2 does not amend the Registrant’s previously filed Form 11-K/A. See Exhibit 23.